UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SUPPORTSOFT, INC.

(Name of Issuer)

Common Stock, par value $.0001

(Title of Class of Securities)

868587 10 6

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868587 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Radha R. Basu

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 217,001 shares

	6.	Shared Voting Power 850,589 shares, all of which are directly held by Anudip Limited Partnership. Ms. Basu is a general partner of Anudip Limited Partnership.

	7.	Sole Dispositive Power 217,001 shares

	8.	Shared Dispositive Power 850,589 shares, all of which are directly held by Anudip Limited Partnership. Ms. Basu is a general partner of Anudip Limited Partnership.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,067,590 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.3%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer SupportSoft, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1900 Seaport Blvd, 3rd Floor, Redwood City, California 94063

Item 2.
	(a)	Name of Person Filing Radha R. Basu
	(b)	Address of Principal Business Office or, if none, Residence 1900 Seaport Blvd, 3rd Floor, Redwood City, California 94063
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock, $.0001 par value
	(e)	CUSIP Number 868587 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,067,590 shares of Common Stock
(b) Percent of class: 2.3%. The percent of class calculation was based upon 46,204,707 shares outstanding as of December 31, 2007.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 217,001 shares
(ii) Shared power to vote or to direct the vote: 850,589 shares, all of which are directly held by Anudip Limited Partnership. Ms. Basu is a general partner of Anudip Limited Partnership.
(iii) Sole power to dispose or to direct the disposition of 217,001 shares
(iv)

Shared power to dispose or to direct the disposition of

Shared power to dispose or to direct the disposition of:  850,589 shares, all of which are directly held by Anudip Limited Partnership.  Ms. Basu is a general partner of Anudip Limited Partnership.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008
Date

/S/ RADHA R. BASU
Signature

Radha R. Basu
Name/Title